BNY MELLON

BNY Mellon Capital Markets, LLC
101 Barclay Street, 3rd Floor
New York, NY 10286

BNY Mellon Capital Markets LLC Compliance Report

BNY Mellon Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

BNY Mellon Capital Markets LLC

I, John M. Gavin, Jr., affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

John M. Gavin, Jr.
Chief Financial Officer

February 26, 2016

BNY Mellon Capital Markets, LLC ("BNYMCM") is a full-service broker-dealer and a wholly owned, indirect non-bank subsidiary of The Bank of New York Mellon Corporation. BNYMCM is a member of FINRA and SIPC.